December 12, 2011

VIA EDGAR and Federal Express

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

Washington, DC 20549-4631

Attention: W. John Cash, Branch Chief

Re:	Carpenter Technology Corporation

Form 10-K for Fiscal Year Ended June 30, 2011

Filed August 24, 2011

File No. 1-5828

Ladies and Gentlemen:

We provide below responses to the Staff’s comment letter dated November 30, 2011. As requested, these responses are keyed to correspond to the Staff’s comment letter, which we do by setting out each of the Staff’s comments (in bold face type) followed by our response. We are filing this letter via EDGAR and sending three copies to the Staff by overnight delivery.

Unless the context requires otherwise, references to we, our, us, Carpenter or the Company in the responses below refer to Carpenter Technology Corporation.

Form 10-K for the Fiscal Year Ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Impact of Raw Material Prices and Product Mix, page 20

1.	We note your disclosure that indicates your use of the LIFO costing methodology may impact the period when gains or losses from commodity forward contracts are recognized. We further note your derivative accounting policy disclosures that indicate such gains or losses are reclassified from other comprehensive income to cost of sales in the period the hedged transaction affects earnings. Please clarify for us, and in future filings, your accounting treatment of gains and losses associated with commodity forward contracts. In addition, please revise future filings to quantify the percentage of sales under the firm price sales arrangements during each period presented.

U.S. Securities and Exchange Commission

December 12, 2011

Carpenter Response

In response to the Staff’s comment, we will revise our disclosures in future filings, beginning with our Form 10-Q for the quarter ending December 31, 2011, in substantially the form set forth below with respect to our discussion of the impacts of commodity forward contracts (revised or new information is highlighted below in bold face and underline):

Impact of Raw Material Prices and Product Mix

We value most of our inventory utilizing the last-in, first-out (“LIFO”) inventory costing methodology. Under the LIFO inventory costing method, changes in the cost of raw materials and production activities are recognized in cost of sales in the current period even though these materials may have been acquired at potentially significantly different values due to the length of time from the acquisition of the raw materials to the sale of the processed finished goods to the customers. In a period of rising raw material costs, the LIFO inventory valuation normally results in higher costs of sales. Conversely, in a period of decreasing raw material costs, the LIFO inventory valuation normally results in lower costs of sales.

The volatility of the costs of raw materials has impacted our operations over the past several years. We, and others in our industry, generally have been able to pass cost increases on major raw materials through to our customers using surcharges that are structured to recover increases in raw material costs. Generally, the formula used to calculate a surcharge is based on published prices of the respective raw materials for the previous month which correlates to the prices we pay for our raw material purchases. However, a portion of our surcharges to customers may be calculated using a different surcharge formula or may be based on the raw material prices at the time of order, which creates a lag between surcharge revenue and corresponding raw material costs recognized in costs of sales. The surcharge mechanism protects our net income on such sales except for the lag effect discussed above. However, surcharges have had a dilutive effect on our gross margin and operating margin percentages as described later in this report.

During the six months ended December 31, 2011 and 2010, approximately XX% and XX%, respectively, of our net sales are sales to customers under firm price sales arrangements. Firm price sales arrangements involve a risk of profit margin fluctuations, particularly when raw material prices are volatile. In order to reduce the risk of fluctuating profit margins on these sales, we enter into commodity forward contracts to purchase certain critical raw materials necessary to produce the related products sold. Firm price sales arrangements generally include certain annual purchasing commitments and consumption schedules agreed to by the customers at selling prices based on raw material prices at the time the arrangements are established. If a customer fails to meet the volume commitments (or the consumption schedule deviates from the agreed-upon terms of the firm price sales arrangements), the Company may need to absorb the gains or losses associated with the commodity forward contracts on a temporary basis. Gains or losses associated with commodity forward contracts are reclassified from other comprehensive income to earnings/loss when earnings are impacted by the hedged transaction, Because we value most of our inventory under the LIFO costing methodology, the gains or losses on the commodity forward contracts are reclassified to cost of sales from other comprehensive income generally when the underlying commodities are purchased. Accordingly, the gains and/or losses associated with commodity forward contracts may not impact the same period that the firm price sales arrangements

U.S. Securities and Exchange Commission

December 12, 2011

revenue is recognized, and comparisons of gross profit from period to period may be impacted. These firm price sales arrangements are expected to continue as we look to strengthen our long-term customer relationships by expanding, renewing and in certain cases extending to a longer term, our customer long-term arrangements.

Liquidity and Capital Resources, page 33

2.	We note your disclosures that indicate your cash on hand, including amounts residing in foreign jurisdictions, available borrowing capacity, operating cash flows, and investments in marketable securities will be sufficient for the foreseeable future. We also note you debt-to-capital requirement under your credit facility. We further note your planned repayment of Latrobe debt, a planned $500 million manufacturing facility, historical dividends, mandatory pension contributions, debt repayments, and other contractual cash obligations. In light of these significant expected cash outflows and your apparent covenant restrictions, please expand your liquidity disclosures in future filings to provide a more robust discussion of your expected uses of cash and the strategies you employ to fund those requirements. To the extent you intend to repatriate cash from foreign jurisdictions, please provide a range of possible tax consequences associated with such actions. In addition, please disclose whether you expect to be required and able to obtain a waiver or modification of the covenants associated with your recently obtained credit facilities, if necessary. Finally, please explain to us how you calculated the actual debt-to-capital ratios you disclose in MD&A as of June 30, 2011 and September 30, 2011.

Carpenter Response

In response to the Staff’s comment, we will expand our disclosures in future filings, beginning with our Form 10-Q for the quarter ending December 31, 2011, to provide a more robust discussion or our expected uses of cash and the strategies we employ to fund those requirements. Set forth below is the form of such disclosures that we expect to make (revised or new information is highlighted below in bold face and underline).

Liquidity and Capital Resources

We have demonstrated the ability to generate cash to meet our needs through cash flow from operations, management of working capital and the availability of outside sources of financing to supplement internally generated funds. We believe that our cash and cash equivalents and short-term marketable securities of approximately $XXX million as of December 31, 2011, together with cash generated from operations and available borrowing capacity of approximately $XXX million under our credit facilities, will be sufficient to fund our cash needs over the foreseeable future.

U.S. Securities and Exchange Commission

December 12, 2011

In June 2011, we issued $250 million of 5.20% senior notes due 2021 to take advantage of an attractive opportunity to refinance $100 million of notes that were due in August 2011. The issuance of these notes, together with the new Credit Agreement entered in to in June 2011 further discussed below, were completed in anticipation of our significant growth investments. We expect our current capital structure will be sufficient to support our business needs with minimal need to rely on borrowing under the Credit Agreement.

We expect that our significant cash needs including the cost of our planned $500 million state-of-the-art manufacturing facility, repayment of $170 million of debt expected to be assumed in connection with the closing of the merger agreement with Latrobe, required minimum contributions to our pensions plan and investments in working capital, will result in modestly negative free cash flow over the next several fiscal years. Once we are beyond our peak capital expenditure spending levels principally associated with the new facility, we expect to generate consistently positive annual free cash flow.

We generally target minimum liquidity, consisting of cash and cash equivalents added to available borrowing capacity under our credit agreement, of $150 million. As of December 31, 2011, we had total liquidity of $XX.X, of which, we expect to use $170 million to repay Latrobe’s debt at closing of the merger as well as fund the maturity of $101 million of long-term debt in fiscal year 2013, if necessary. We also evaluate liquidity needs for alternative uses including funding consistent dividend payments to stockholders. Over the last three fiscal years, we declared and paid quarterly cash dividends of $0.18 per share. We have historically authorized share repurchase programs. There are no current authorized share repurchase programs in order to preserve flexibility for our current priority to invest in attractive growth investments.

As of December 31, 2011, we had cash and cash equivalents of approximately $XX million held at various foreign subsidiaries. Our global cash deployment considers, among other things, the geographic location of our subsidiaries’ cash balances, the locations of our anticipated liquidity needs, and the cost to access international cash balances, as necessary. The repatriation of cash from certain foreign subsidiaries could have adverse tax consequences as we may be required to pay and record U.S. income taxes and foreign withholding taxes in various tax jurisdictions on these funds to the extent they were previously considered permanently reinvested. We are currently evaluating opportunities to repatriate cash from foreign jurisdictions. Our current plans consider repatriating cash only at levels that would result in minimal or no net adverse tax consequences in the near term.

Credit Facility

On June 21, 2011, we entered into a new $350 million syndicated credit facility (“Credit Agreement”). This five year Credit Agreement replaced the Company’s previous revolving credit facility, dated as of November 29, 2009, which had been set to expire in November 2012. As of June 30, 2011, we had $X.X million of issued letters of credit under the revolving credit facility. The balance of the revolving credit facility ($XXX.X million) remains available to us. The revolving credit facility contains financial covenants, including maintenance of an interest coverage ratio and a debt-to-capital ratio.

U.S. Securities and Exchange Commission

December 12, 2011

We are subject to certain financial and restrictive covenants under the Credit Agreement, which, among other things, require the maintenance of a minimum interest coverage ratio (which begins at 3.25 to 1.0 for the period through September 30, 2011, and ultimately increases to 3.5 to 1.0 thereafter). The interest coverage ratio is defined in the Credit Agreement as, for any period, the ratio of consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”) to consolidated interest expense for such period. The Credit Agreement also requires the Company to maintain a debt to capital ratio of less than 55%. The debt to capital ratio is defined in the Credit Agreement as the ratio of consolidated indebtedness, defined as total long-term debt added to outstanding capital lease obligations and outstanding letters of credit, to consolidated capitalization, defined as consolidated indebtedness added to total equity. As of December 31, 2011, the Company was in compliance with all of the covenants of the Credit Agreement.

The following table shows our actual ratio performance with respect to the financial covenants, as of December 31, 2011:

	Covenant Requirement	Actual Ratio
Consolidated interest coverage	3.25 to 1.00 (minimum)	XX.XX to 1.00
Consolidated debt to capital	55% (maximum)	XX%

We continue to believe that we will maintain compliance with the financial and restrictive covenants in future periods. To the extent that we do not comply with the covenants under the Credit Agreement, this could reduce our liquidity and flexibility due to potential restrictions on borrowings available to us unless we are able to obtain waivers or modification of the covenants.

Financial Statements

Note 3 – Acquisition and Strategic Partnership, page 56

3.	We note your disclosure here, and also in your Form 10-Q for the quarter ended September 30, 2011, regarding your pending acquisition of Latrobe Specialty Metals, Inc. It appears this merger may have been delayed by anti-trust authorities beyond your planned merger date. Please expand your disclosures in future filings to disclose and discuss the reasons for the delay.

Carpenter Response

In response to the Staff’s comment, we will expand our disclosures in future filings, beginning with our Form 10-Q for the quarter ending December 31, 2011, to briefly disclose and discuss the reasons for the delay in our merger in substantially the form set forth below (revised or new information is highlighted below in bold face and underline).

U.S. Securities and Exchange Commission

December 12, 2011

The expected closing of the merger has been delayed as a result of the regulatory process under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR”) In August 2011, the Company and Latrobe announced that each party received a request for additional information from the U.S. Federal Trade Commission (“FTC”) in connection with the Company’s pending merger with Latrobe. The request for information from the FTC, commonly referred to as a “Second Request,” is part of HSR and has resulted in additional time needed to provide the additional information requested. The parties have worked to respond expeditiously to this request and continue to work cooperatively with the FTC to obtain HSR clearance as promptly as possible. The Second Request extends the HSR waiting period until 30 days after the parties have substantially complied with the Second Request unless that period is extended voluntarily by the parties or terminated sooner by the FTC.

Closing of the transaction remains subject to the expiration or termination of the HSR waiting period and satisfaction of other customary closing conditions.

In connection with our responses to the Staff’s comments, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments, and our changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration. If you have any further questions or comments, please feel free to contact the undersigned at (610) 208-4271.

Sincerely,

/s/ K. Douglas Ralph K. Douglas Ralph
Senior Vice President and Chief Financial Officer